LoLo's Boss Pizza

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	879,570.34
Total Income	**$879,570.34**
Cost of Goods Sold	
Cost of Goods Sold	245,055.80
Total Cost of Goods Sold	**$245,055.80**
GROSS PROFIT	**$634,514.54**
Expenses	
Advertising & Marketing	7,988.92
Bank Charges & Fees	35.43
Car & Truck	6,580.64
Charitable Donation	105.00
Equipment	9,173.37
Hiring	270.16
Insurance	28,521.36
Interest Paid	-28.33
Job Supplies	3,969.87
Legal & Professional Services	1,928.00
Meals & Entertainment	5,680.25
Office Supplies & Software	2,367.20
Payroll	376,683.13
Payroll Tax Expenses	41,768.73
Rent & Lease	29,740.00
Repairs & Maintenance	10,863.76
Taxes & Licenses	4,862.00
Utilities	14,951.39
Total Expenses	**$545,460.88**
NET OPERATING INCOME	**$89,053.66**
Other Expenses	
Amortization Expense	8,667.00
Depreciation Expense	2,677.00
Total Other Expenses	**$11,344.00**
NET OTHER INCOME	**$ -11,344.00**
NET INCOME	**$77,709.66**

LoLo's Boss Pizza

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	400.00
Checking	16,145.23
Savings	40,022.80
Total Bank Accounts	**$56,568.03**
Other Current Assets	
Inventory Asset	2,500.00
Uncategorized Asset	0.00
Total Other Current Assets	**$2,500.00**
Total Current Assets	**$59,068.03**
Fixed Assets	
Accumulated Amortization	-26,001.00
Accumulated Depreciation	-65,620.00
Furniture & Equipment	72,087.90
Intangible Asset	130,000.00
Total Fixed Assets	**$110,466.90**
TOTAL ASSETS	**$169,534.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card (6053) - 4	288.34
Total Credit Cards	**$288.34**
Other Current Liabilities	
Payroll Corrections	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$288.34**
Total Liabilities	**$288.34**

LoLo's Boss Pizza

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner's Investment	172,811.53
Owner's Pay & Personal Expenses	-441,134.87
Retained Earnings	359,860.27
Net Income	77,709.66
Total Equity	**$169,246.59**
TOTAL LIABILITIES AND EQUITY	**$169,534.93**

LoLo's Boss Pizza

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	77,709.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-500.00
Accumulated Amortization	8,667.00
Accumulated Depreciation	2,677.00
Credit Card (6053) - 4	838.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,682.40**
Net cash provided by operating activities	**$89,392.06**
FINANCING ACTIVITIES	
Owner's Investment	6,557.04
Owner's Pay & Personal Expenses	-64,205.00
Net cash provided by financing activities	**$ -57,647.96**
NET CASH INCREASE FOR PERIOD	**$31,744.10**
Cash at beginning of period	24,823.93
CASH AT END OF PERIOD	**$56,568.03**